UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Medley Capital Corporation
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

58503F 304
(CUSIP Number)

Brook Taube
Medley LLC
280 Park Avenue, 6th Floor East
New York, NY 10017
(212) 759-0777

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 1, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58503F 304	13D	Page 1 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Seed Funding I LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,536,685
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,536,685
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,536,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	4.66%*
14	Type of Reporting Person	CO

*     The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 1, 2017.

CUSIP No. 58503F 304	13D	Page 2 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,536,685*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,536,685*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,536,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	4.66%**
14	Type of Reporting Person	CO

*     These shares are deemed to be beneficially owned by Medley LLC, which has discretionary power over such shares as the managing member of Medley Seed Funding I LLC.

**   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 1, 2017.

CUSIP No. 58503F 304	13D	Page 3 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Management Inc.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,536,685*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,536,685*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,536,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	4.66%**
14	Type of Reporting Person	CO

*     These shares are deemed to be beneficially owned by Medley Management Inc., a holding company whose sole asset is its controlling equity interest in Medley LLC, which in turn controls Medley Seed Funding I LLC.

**   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 1, 2017.

CUSIP No. 58503F 304	13D	Page 4 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Medley Group LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	0
	8	Shared Voting Power	2,536,685*
	9	Sole Dispositive Power	0
	10	Shared Dispositive Power	2,536,685*
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,536,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	4.66%**
14	Type of Reporting Person	CO

*     These shares are deemed to be beneficially owned by Medley Group LLC, which has discretionary power over such shares in light of its controlling interest in Medley LLC, the managing member of Medley Seed Funding I LLC.

**   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 1, 2017.

CUSIP No. 58503F 304	13D	Page 5 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Brook Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	190,000*
	8	Shared Voting Power	2,536,685**
	9	Sole Dispositive Power	190,000*
	10	Shared Dispositive Power	2,536,685**
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,726,685
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	5.01%***
14	Type of Reporting Person	IN

*     These shares are held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee.

**   These shares are deemed to be beneficially owned by Brook Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, the managing member of Medley Seed Funding I LLC.

***  The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February 1, 2017.

CUSIP No. 58503F 304	13D	Page 6 of 6 Pages

1	Name of Reporting Person/ I.R.S. Identification No. of Above Person (Entities Only) Seth Taube
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions)	OO; PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power	177,510*
	8	Shared Voting Power	2,536,685**
	9	Sole Dispositive Power	177,510*
	10	Shared Dispositive Power	2,536,685**
11	Aggregate Amount Beneficially Owned by Each Reporting Person	2,714,195
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13	Percent of Class Represented by Amount in Row (11)	4.98%***
14	Type of Reporting Person	IN

*       Includes 142,510 shares held by a trust for the benefit of the Reporting Person's family, for which the Reporting Person serves as a trustee, and 35,000 shares held by The Seth and Angie Taube Foundation, Inc., which is a 501(c)(3) charitable organization, for which the Reporting Person serves as a trustee.

**     These shares are deemed to be beneficially owned by Seth Taube as a result of his discretionary power over such shares due to his status as a controlling person of Medley LLC, the managing member of Medley Seed Funding I LLC.

***   The denominator is based on the 54,474,211 shares of common stock of Medley Capital Corporation outstanding as of February1, 2017.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock of Medley Capital Corporation (the “Issuer”). The principal executive office of the Issuer is 280 Park Avenue, 6th Floor East, New York, New York 10017.

Item 2. Identity and Background.

This joint statement on Schedule 13D is being filed by Medley Seed Funding I LLC, Medley LLC, Medley Management Inc., Medley Group LLC, Brook Taube and Seth Taube (together, the “Reporting Persons”). Further information regarding the Reporting Persons is set forth below:

1)	Medley Seed Funding I LLC, a Delaware limited liability company (“Seed Funding”). The principal business and office address for Seed Funding is 280 Park Avenue, 6th Floor East, New York, New York 10017.

2)	Medley LLC, a Delaware limited liability company (“Medley LLC”). The principal business and office address for Medley LLC is 280 Park Avenue, 6th Floor East, New York, New York 10017.

3)	Medley Management Inc., a Delaware corporation (“MDLY”). The principal business and office address for MDLY is 280 Park Avenue, 6th Floor East, New York, New York 10017.

4)	Medley Group LLC, a Delaware limited liability company (“Medley Group”). The principal business and office address for Medley Group is 280 Park Avenue, 6th Floor East, New York, New York 10017.

5)	Brook Taube, a United States citizen, is Medley LLC’s Co-Chief Executive Officer, MDLY’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors, and the Issuer’s Chief Executive Officer and Chairman of its Board of Directors. The principal business and office address for Brooke Taube is 280 Park Avenue, 6th Floor East, New York, New York 10017.

6)	Seth Taube, a United States citizen, is Medley LLC’s Co-Chief Executive Officer, MDLY’s Co-Chief Executive Officer and Co-Chairman of its Board of Directors, and a member of the Issuer’s Board of Directors. The principal business and office address for Seth Taube is 280 Park Avenue, 6th Floor East, New York, New York 10017.

During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 3, 2016, Medley LLC entered into a Master Investment Agreement (the “Master Agreement”) with DB MED Investor I LLC and DB MED Investor II LLC (the “Preferred Investors”) in new and existing Medley managed funds (the “Joint Venture”). The Preferred Investors are indirectly owned and controlled by investment funds advised by Fortress Credit Advisors LLC and/or its affiliates. Under the Master Agreement, Seed Funding was formed for the purpose of acquiring the Issuer's common stock, par value $0.001(the “Common Stock”).

Pursuant to the terms of the Maser Agreement, Medley LLC is responsible for managing the affairs of Seed Funding and serves as its managing member. Specifically, as it relates to the Common Stock, Seed Funding is required to seek instructions from Medley LLC with regard to the voting of all proxies relating to the Common Stock and to vote such proxies only in accordance with such instructions, or to vote such proxies in the same proportion as the vote of all other holders of voting securities in the Issuer.

With respect to the Issuer, as of February 1, 2017, Seed Funding has acquired 2,536,685 shares of the Common Stock. The aggregate purchase price was $18,861,169, inclusive of brokerage commissions. The source of funding for such purchases was approximately $15,088,935 from the Investor and $3,772,234 from Medley LLC.

Item 4. Purpose of Transaction.

The Reporting Persons acquired shares of the Common Stock as part of their ordinary course of business for investment purposes, based on their belief that the Common Stock is undervalued and represents an attractive investment opportunity. The Reporting Persons, in the ordinary course of business, regularly review their equity interest in the Issuer.

The Reporting Persons’ purchases of the Common Stock have been completed under a Rule 10b5-1 plan established by Medley LLC (the “Plan”) during periods when the trading window of the Issuer has been closed, and at the discretion of Medley LLC during periods when the trading window of the Issuer has been open. Seed Funding may make additional purchases of the Common Stock in the future and any future purchases of the Common Stock by Seed Funding will be completed in the same manner.

While the Reporting Persons have no present intention to dispose of all or any portion of the Common Stock beneficially owned by them, any such sales of the Common Stock may be made in the open market, privately negotiated transactions or otherwise.

Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this Item 4.

Except as set forth above, the Reporting Persons do not have at this time any specific plans which would result in (a) the acquisition by the Reporting Persons of additional securities of the Issuer or the disposition by the Reporting Persons of securities of the Issuer, other than as described above; (b) any extraordinary corporate transactions such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (c) any sale or transfer of a material amount of the assets of the Issuer or of any of its subsidiaries; (d) any change in the present management or board of directors of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any change in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) the Common Stock being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system or a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)            See Items 11 and 13 of the cover pages of this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares and percentage of the Common Stock identified pursuant to Item 1 beneficially owned by each of the Reporting Persons.

(b)            See Items 7, 8, 9 and 10 of the cover pages to this Schedule 13D, which Items are incorporated herein by reference, for the aggregate number of shares of the Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition of such shares of the Common Stock.

MDLY has a controlling equity interest in, and is the sole managing member of, Medley LLC. Medley Group LLC has a controlling equity interest in MDLY. Brook Taube and Seth Taube have a majority equity interest in, and each individually maintain a controlling interest in, Medley Group LLC.  As a result, Brook Taube and Seth Taube are both deemed to control MDLY, which in turn controls Medley LLC, which serves as the managing member of Seed Funding.

(c)           During the 60-day period ended February 1, 2017, Seed Funding conducted the following transactions in the Common Stock pursuant to the Plan. All transactions were conducted in the open market for cash. If the shares were purchased in multiple transactions in a single trading day, the price per share reported in the third column is the weighted average price. The aggregate sale price in column 4 does not reflect brokerage commissions paid.

Date of Transaction	Number of Shares	Price per Share	Aggregate Sale Price
12/09/2016	89,200	$7.4818	$667,337
12/13/2016	99,136	$7.1263	$706,469
12/14/2016	99,136	$7.1924	$713,027
12/15/2016	99,136	$7.2346	$717,210
12/16/2016	90,838	$7.3085	$663,893
12/19/2016	81,622	$7.4265	$606,166
12/20/2016	15,136	$7.4906	$113,377
12/27/2016	1,300	$7.4854	$9,731
12/28/2016	21,564	$7.4901	$161,516
12/29/2016	60,886	$7.4396	$452,970
12/30/2016	16,077	$7.4535	$119,829
01/19/2017	42,115	$7.5000	$315,863
01/20/2017	6,644	$7.4939	$49,790
01/23/2017	17,826	$7.5000	$133,694
01/30/2017	27,909	$7.5000	$209,317
01/31/2017	63,937	$7.4790	$478,184
02/01/2017	14,835	$7.4867	$111,065

(d)           Other than the Reporting Persons, no other person has the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Master Investment Agreement was entered into as of June 3, 2016, by and among Medley LLC, Seed Funding, Medley Seed Funding II LLC, a Delaware limited liability company, Medley Seed Funding III LLC, a Delaware limited liability company, and the Investor. In pertinent part, the Master Investment Agreement was entered into for the purpose of acquiring the Common Stock and vests the management and control of Seed Funding exclusively to Medley LLC. A copy of the form of Master Investment Agreement is referred to under Exhibit 7.01 of this Schedule 13D and is incorporated herein by this reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 7.01	Master Investment Agreement, dated as of June 3, 2016, among Medley LLC, Medley Seed Funding I LLC, Medley Seed Funding II LLC, Medley Seed Funding III LLC, DB MED Investor I LLC and DB MED Investor II LLC (incorporated by reference to Exhibit 10.11 to Medley LLC’s Registration Statement on Form S-1/A (File No. 333-212514) filed on July 28, 2016).
Exhibit 7.02	Joint Filing Agreement by and among the Reporting Persons, dated February 13, 2017.

SignatureS

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned Reporting Persons certifies that the information set forth in this statement with respect to him or it, as applicable, is true, complete and correct.

MEDLEY LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: February 13, 2017

MEDLEY MANAGEMENT INC.

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: February 13, 2017

MEDLEY GROUP LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer
Date: February 13, 2017

MEDLEY SEED FUNDING I LLC

By: Medley LLC, its Managing Member

By:	/s/ Brook Taube
Name: Brook Taube
Title: Co-Chief Executive Officer
Date: February 13, 2017

BROOK TAUBE

/s/ Brook Taube
Date: February 13, 2017

SETH TAUBE

/s/ Seth Taube
Date: February 13, 2017